Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Legal & General Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fund	Holding

HSBC Global Custody Nominee (UK) Ltd A/C 914945	271,341
HSBC Global Custody Nominee (UK) Ltd A/C 923363	350,731
HSBC Global Custody Nominee (UK) Ltd A/C 775237	99,664
HSBC Global Custody Nominee (UK) Ltd A/C 886603	4,034,440
HSBC Global Custody Nominee (UK) Ltd A/C 775245	3,205,893
HSBC Global Custody Nominee (UK) Ltd A/C 130007	128,579
HSBC Global Custody Nominee (UK) Ltd A/C 770286	269,694
HSBC Global Custody Nominee (UK) Ltd A/C 357206	18,214,452
HSBC Global Custody Nominee (UK) Ltd A/C 866197	103,474
HSBC Global Custody Nominee (UK) Ltd A/C 904332	62,118
HSBC Global Custody Nominee (UK) Ltd A/C 916681	38,813
HSBC Global Custody Nominee (UK) Ltd A/C 922437	1,400
HSBC Global Custody Nominee (UK) Ltd A/C 754612	739,511
HSBC Global Custody Nominee (UK) Ltd A/C 361602	41,145
HSBC Global Custody Nominee (UK) Ltd A/C 282605	1,262,181
HSBC Global Custody Nominee (UK) Ltd A/C 360509	924,759
HSBC Global Custody Nominee (UK) Ltd A/C 766793	75,129
HSBC Global Custody Nominee (UK) Ltd A/C 824434	22,653
HSBC Global Custody Nominee (UK) Ltd A/C 924422	78,068

5) Number of shares/amount of stock acquired

366,030

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of £1 each

10) Date of transaction

02 February 2004

11) Date company informed

06 February 2004

12) Total holding following this notification

29,924,045 (including both ADR and ordinary shares)

13) Total percentage holding of issued class following this notification

4.05%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

06 February 2004

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